

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

VIA U.S. MAIL AND FACSIMILE

Perry Y. Ing
Vice President and Chief Financial Officer
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario M5A 2N4
Canada

> **Re:** **US Gold Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010**
> **Filed August 6, 2010 and November 3, 2010**
> **File No. 1-33190**

Dear Mr. Ing:

We have reviewed your letter dated December 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers, page 13

1.   We note your response to comment 3 in our letter dated November 22, 2010 that your
        chief executive officer "generally accepted the recommendation of the independent
        consultant." It appears from your disclosure at pages 14 and 15 that the independent
        consultant was retained to assist you in the assimilation of the companies you acquired in
        2007, but that you have not otherwise retained a compensation consulting firm. In this
        regard, please clarify your disclosure to indicate when your chief executive officer
        accepted the independent consultant's recommendations. If he did so only in respect of
        the above-mentioned assimilations, please revise your disclosure to indicate the elements
        he considers in determining compensation.

Forms 10-Q for Fiscal Quarters Ended June 30, 2010 and September 30, 2010

Exhibits 31.1 and 31.2

2.   We note your response to comment 4 in our letter dated November 22, 2010 and related
        draft certifications, and await your amendments to your Forms 10-Q for Fiscal Quarters
        Ended June 30, 2010 and September 30, 2010that include the entire periodic reports and
        such new, corrected certifications.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief